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                                                                   EXHIBIT 20.1


                       REN CORPORATION CLOSES PURCHASE
              OF THE GEORGE WASHINGTON UNIVERSITY MEDICAL CENTER


NASHVILLE, Tenn (March 27, 1995) -- REN Corporation-USA (NASDAQ/NM:RENL), one of the nation's leading providers of kidney dialysis services, today announced that it has completed the previously announced purchase of the chronic and acute dialysis programs operated by The George Washington University in Washington, D.C.

         The purchase includes two clinics, which currently serve approximately 160 chronic and home patients in the Washington D.C. area. The purchase resulted in the formation of the GW-REN Regional Dialysis Network.

         Lawrence J. Centella, President and Chief Executive Officer of REN, said, "REN is extremely pleased with the acquisition of the dialysis program at The George Washington University Medical Center. This association allows us the impetus to pursue aggressively managed care contracts not only within the District, but throughout the United States. The prestige that George Washington's dialysis program offers REN is equal to the programs of other universities currently associated with REN."

         Commenting on the agreement, Dr. Juan Bosch, medical director of the GW-REN Regional Dialysis Network and medical director of the Division of Renal Diseases & Hypertension at The George Washington University, said, "The Washington, D.C. Metro area has the highest incidence of renal disease in the country. Our program is well-known nationally and internationally as a pioneer in advanced forms of treatment for patients with terminal renal failure. REN has distinguished itself from other dialysis providers by the quality and excellence of care it gives to dialysis patients.

         "We are very excited that we have united our efforts to provide the most advanced and dedicated care to the citizens of the metropolitan area, especially the large number of African Americans who suffer from renal diseases," said Dr. Bosch.

         REN Corporation-USA currently owns and operates 60 kidney dialysis centers, located across 17 states, and the District of Columbia. A number of these centers are associated with prominent academic institutions. Overall, the company's clinics have over 1,000 treatment stations servicing approximately 5,000 patients. In 1994, REN performed more than 646,000 dialysis treatments. REN also performs blood and urine testing services for its Centers, and others.





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For further information contact:
  Steve Harrison, Executive Vice President
  REN CORPORATION -USA, (615) 353-4200




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